MASON STREET ADVISORS, LLC

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

April 25, 2012

Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, WI 53202

Re:	Agreement to Waive Mason Street Advisors, LLC Investment Advisory Fees

Relating to the Northwestern Mutual Series Fund, Inc.

Gentlemen:

Mason Street Advisors, LLC (“MSA”) has been appointed investment adviser to each of the 28 portfolios (each, a “Portfolio” and collectively, the “Portfolios”) comprising the Northwestern Mutual Series Fund, Inc. (“Series Fund”) pursuant to three separate Investment Advisory Agreements (the “Agreements”). Effective April 30, 2012, the Agreements are being amended and restated into a single Amended and Restated Advisory Agreement (the “Amended Agreement”) covering all of the Portfolios. Among other things, the Amended Agreement modifies the existing expense structure of the Series Fund by shifting the responsibility to pay for certain of the Portfolios’ administrative and operating expenses from MSA to the Series Fund (the “New Expense Structure”).

This letter constitutes an agreement between MSA and the Series Fund to delay the implementation of the New Expense Structure until July 1, 2012. Accordingly, for the period from April 30, 2012 through June 30, 2012, MSA agrees to waive its investment advisory fee applicable to each Portfolio in an amount equal to the amount by which such Portfolio’s expenses would be increased as a result of the New Expense Structure for such period. The parties understand and agree that the waiver is voluntary, and that it may be rescinded in full or in part by MSA at any time, in its sole discretion, upon prior notice to the Controller of the Series Fund.

Very truly yours,

MASON STREET ADVISORS, LLC

By:	/s/ JEFFERSON V. DEANGELIS
Name:	Jefferson V. DeAngelis
Title:	President

Agreed to and accepted:

NORTHWESTERN MUTUAL SERIES FUND, INC.

By:	/s/ R. DAVID ELLS
Name:	R. David Ells
Title:	President